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                                [ITT LETTERHEAD]

                                                                     [EXHIBIT 6]

                                          February 12, 1997

Dear Stockholder:

    On January 31, 1997, a subsidiary of Hilton Hotels Corporation ("Hilton") announced a tender offer (the "Offer") for 50.1% of the outstanding shares of ITT's common stock at a price of $55.00 per share in cash. Hilton has also announced that, if the Offer succeeds, it will merge ITT with Hilton (such merger, together with the Offer, the "Hilton Transaction"). In such proposed merger, all shares of ITT common stock not accepted in the Offer would be converted into Hilton common stock with a value of $55 per share, subject to unspecified collar provisions.

    Your Board of Directors has unanimously determined that the Hilton Transaction, including the Offer, is inadequate and not in the best interests of ITT. Accordingly, the Board of Directors unanimously recommends that you reject the Hilton Transaction and not tender your shares to Hilton pursuant to the Offer.

    In arriving at their decision that the Hilton Transaction, including the Offer, is inadequate and not in the best interests of ITT, your Board gave careful consideration to the interests of ITT's stockholders and all other factors permitted by applicable law (including the interests of ITT's employees, suppliers, creditors and customers; the economy of Nevada and the nation; the interests of the communities in which ITT operates and of society; and the long and short-term interests of ITT and its stockholders, including the possibility that these interests may be best served by the continued independence of ITT). Your Board reviewed, among other items, the opinions of Lazard Freres & Co. LLC and Goldman, Sachs & Co., ITT's financial advisors, that the consideration to be received by ITT's stockholders pursuant to the Hilton Transaction, including the Offer, is inadequate. We urge you to read carefully the attached Schedule 14D-9 in its entirety so that you will be fully informed as to the Board's recommendation.

    Your Board of Directors and the management of ITT believe that the Offer fails to recognize the inherent value of ITT. The Board concluded that the interests of ITT and its stockholders would be best served if ITT were to remain an independent company. In light of the Board's decisions, management of ITT, together with ITT's advisors, are continuing to refine ITT's strategic plan to focus on gaming and lodging and are actively exploring opportunities to enhance the value of ITT. As part of this process, ITT will be taking steps to monetize or otherwise realize the value of non-core assets.

    Please be assured that your Board of Directors and the management of ITT will continue to act in the best interests of ITT Corporation and its stockholders. Your Directors thank you for your support.

                                          Very truly yours,
                                          Rand V. Araskog
                                          Chairman of the Board and
                                          Chief Executive